G R U P P O · M E D I A S E T



12g3-2(b)

RECEIVED
2005 APR -5 A 7:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

82-4515


05006988

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek


SUPPL

Cologno Monzese, 1st April 2005

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies on March.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

Emanuela Bianchi
(Corporate affaires Manager)

PROCESSED
APR 06 2005
THOMSON FINANCIAL

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it



Today Telecinco our controlled company has disclosed the following press release:

As in accounting terms Grupo Publiespaña's integration occurred starting from 1 April 2004, the results are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.

Madrid, March 1, 2005

2004 Combined Financial Results

AUDIENCE SHARE LEADERSHIP AT 22.1%, REVENUE GROWTH OF 22.8% AND COST CONTROL PUSH TELECINCO'S NET PROFIT TO €215.9 MILLION

THE BOARD OF DIRECTORS WILL PROPOSE A PAYOUT OF 80%

- Telecinco earned combined net revenues amounting to €789.9 million
- Pre-tax profit rose to €301.9 million in 2004 from €171.0 million in 2003
- Telecinco is the first private television network to head the annual audience share ranking. Its 22.1% audience share leadership in 2004 and Publiespaña's commercial strategy were key factors in the company's profitability.
- **With a 25.2% share, Telecinco continued to lead the commercial target – the most interesting audience segment for advertisers – and recorded its all-time best figure.**
- **Advertising revenues grew by 20.7%, clearly outperforming the television market overall, which grew by 15%.**

Telecinco closed fiscal year 2004 with a net profit of €215.9 million, an increase of 76.1% compared with €122.6 million in 2003.

Rising audience shares – Telecinco is the first private network to lead the audience share ranking in Spain with 22.1%, ahead of the public television network -, the skilful commercial strategy implemented by Publiespaña, the positive performance of the advertising market and the ongoing cost containment efforts translated into combined net revenues of €789.9 million.

The Board of Directors agreed today to propose a dividend payment equivalent to 80% of 2004's combined net profit at the next Annual General Meeting. This payout represents a dividend of EUR 0.70 per share.

Gross television advertising revenues were €777.9 and marked a new record in Telecinco's history. This figure is up 20.7% on 2003's levels and this growth clearly outperformed the market, which grew by 15%.

Pre-tax profit climbed therefore from €171.0 million in 2003 to €301.9 million in 2004, and combined net profit stood at €215.9 million, 76.1% more than the preceding fiscal year.

Operating free cash-flow generated in 2004 was €242.2 million, up by €103.8 million compared with 2003, when free cash flow generated was €138.4 million, which represents an increase of 75.1%.

Publiespaña report its all-time best results

Publiespaña was again the leader in terms of advertising revenues in 2004 with a record gross figure of €765.6 million, representing an increase of 20.8% on 2003. For another year running, these marks clearly outperform both the advertising market as a whole (up 10.4% according to Infoadex) and the television market (15%).

Profit after taxes was €50.5 million, up 48.7% on 2003 and the all-time high in Telecinco's history.

With regard to Publimedia Gestión, the subsidiary dedicated to commercialising various multimedia formats belonging to Grupo Telecinco and others, recorded a gross sales increase of 30.4% on the previous fiscal year to €21.4 million.

Telecinco, the first private television network to lead the annual audience share ranking

Telecinco's streamlined programming has been a key contributor to the network's results. Telecinco ended 2004 as the first private television network to lead the annual audience share ranking with 22.1%. This figure is a milestone in the 15-year history of Spanish private television networks and places Telecinco as the annual audience share leader for the first time since it began broadcasting.

Average audience share in 2004 (Total – day)

	Telecinco	**TVE 1**	**Antena 3 TV**
Share 2004	22.1%	**21.4%**	**20.8%**
Share 2003	21.4%	**23.4%**	**19.5%**

Telecinco was the leader in the maximum audience slot – prime time – and achieved its best audience mark since 1993 with 23.1%, 1.7 points ahead of TVE 1 (21.4%) and 2 points ahead of Antena 3 TV (21.1%).

Prime time 2004

	Telecinco	***TVE 1***	***Antena 3 TV***
Share 2004	*23.1%*	***21.4%***	***21.1%***
Share 2003	*22.3%*	***23.9%***	***18.6%***

Adding to its audience share leadership is Telecinco's dominance, for the sixth year running, in the commercial target with a 25.2% share, an all-time high for this segment.

Commercial target 2004

	Telecinco	TVE 1	Antena 3 TV
Share 2004	**25.2%**	17.8%	21.9%
Share 2003	**24.5%**	19.2%	20.8%

Telecinco has been also the most watched television network in the day time (21.7%) and late night (29%)

The most successful listing of the last four years
Telecinco's AGM decided to float 34.59% of its share capital. Since the day of its listing (24 June) at EUR 10.15 per share, the stock is up 50% (EUR 15.18 on 30 December, last business day of 2004 in the Madrid Stock Exchange). Telecinco ended 2004 with a market capitalisation of €3,744 million.

Some figures contained in this statement differ from those released by Mediaset on the account of the different accounting principles used in Italy and Spain.

As in accounting terms Grupo Publiespaña's integration occurred starting from 1 April 2004, the results are presented – and filed with the Spanish stock market regulator (CNMV) – in combined format, that is, including Grupo Publiespaña's first quarter results.

TELECINCO PRESS OFFICE

Mediaset Press Office 02-25149579
e-mail: ufficiostampa@mediaset.it
www.gruppomediaset.it


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET STATEMENT REGARDING ITALIAN TLC AUTHORITY DECISION on 2001 - 2003

Mediaset considers legally unfounded the decision of the Italian TLC Authority.
Mediaset announces that it will immediately appeal to the TAR (Administrative Regional Tribunal, where in Italy the administrative Law-suit starts) and believes that no fine should be paid.

The Authority has in no way previously stated or notified to Mediaset any illegal dominant position and has not similarly forced Mediaset to adopt any precise obligation or restriction.

The 30% antitrust limit has been exceed, in compliance with the "Meccanico Law", only as a consequence of Mediaset spontaneous development of its business and not resulting from any merger and acquisition activity.

Milan, 8th March 2005


GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET BUYS SECOND DIGITAL TERRESTRIAL MULTIPLEX

RTI spa, a wholly-owned subsidiary of Mediaset SpA, today acquired 100% of the share capital of Home Shopping Europe S.p.A., an Italian company operating in the home shopping market via TV and the Internet.
Home Shopping Europe SpA is managed by the television company identified by the name «Canale D».

The activities of Home Shopping Europe, owned by Fondo Convergenza, were valued at €104 million.

The operation is aimed at the acquisition of frequencies that Mediaset will use to create a new network for digital terrestrial broadcasting, at least 40% of the capacity of which will carry third-party channels.

The agreement is conditional on authorisations from the Italian competition and communications authorities.

On receipt of authorisations from the relevant authorities, the HSE's current analogue broadcasts will cease and the new digital multiplex will be activated.

The operation will be paid for as follows: a deposit of €10 million by the end of March and the balance on receipt of the above mentioned authorisations.

Cologno Monzese, 18 March 2005

Department of Communications and Media Relations
Tel. +39 02 25149579
Fax + 39 022514 9286
e-mail: ufficiostampa@mediaset.it
www.gruppomediaset.it



PRESS RELEASE

PUBLITALIA ANNUAL RESULTS 2004

Revenues up by 9.1% for Mediaset channels

A meeting was held today, under the Chairmanship of Giuliano Adreani, of the Board of Directors of Publitalia '80 S.p.A. (the exclusive advertising sales arm of Mediaset), to examine and the annual report for 2004.

Publitalia ended 2004 with **an increase in advertising revenues** of **9.1%** for Mediaset channels, a better result than that of the total advertising market which recorded an increase of 7.3% compared with 2003.

Total **gross revenues** for the sale of advertising space in 2004 came to **€2,892.9 million,** while **operating costs**, that totalled €138.5 million, remained in line with those of the previous year.

Profit after taxes came to €86.5 million, an increase of 18.3% compared with 2003.

Cologno Monzese, 21 March 2005

Department of Communications and Media Relations
Tel. +39 02 25149579
Fax + 39 022514 9286
e-mail: ufficiostampa@mediaset.it
www.gruppomediaset



PRESS RELEASE

Mediaset Group: Consolidated 2004 Results

Net revenues: €3,441.6 million

Operating profit: €1,034.2 million

Net profit: €500.2 million

Operating profitability: 30.0%

Proposed dividend of €0.38 per share

Advertising Revenues and Ratings

ITALY

Publitalia's TV advertising revenues: +9.1%

Ratings: Mediaset channels lead in the 15-64 age range

SPAIN

Publiespana's TV advertising revenues: +20.8%

Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2004.

The results of the year 2004 are the Group's best since 1996, the year when the company was listed on the stock exchange.

These results were achieved thanks to the excellent performance of the television activities of both Mediaset and Telecinco in their respective markets (Italy and Spain).

In Italy, particular, **Publitalia 80's television advertising sales** for Mediaset channels reached **€2.869,1 million** an **increase of 9.1%** compared with the €2,630.4 million of the previous year.

Also the **ratings** results of Mediaset's channels were good.
Over the 24-hours, Mediaset's three channels achieved a daily average of 43.0%; a result that is in line with the figures over the three-year period 2000-2001-2002, the best in Mediaset's history.



Canale 5 confirmed its position as Italy's most popular channel with a 22.5% day-time share. For the third consecutive year Italia 1 was the clear third most watched channel with an 11.2% share and Retequattro achieved its best result since 1995 with a 8.9% share.

Mediaset also reinforced its national leadership among **viewers in the 15 to 64-age range**, the commercial target of reference for advertisers: **44.6% in the 24-hours, 44.7% in day-time**. And Canale 5 confirmed its position as leader in the commercial target (15-64 years) with 24.1% in the 24-hours and 24.3% in day-time.

Also in Spain the **Telecinco Group** generated excellent results in 2004.
In particular, the advertising arm, Publiespana, saw **advertising sales grow** by **20.8%** compared with 2003, a figure that was markedly above both the market average (+10.4%) and the television average (+15%).

In terms of ratings, Telecinco reinforced its undisputed leadership in the **commercial target** with a **25.2%** share.
Telecinco is also Spain's most popular **prime-time** channel, with a 23.1% share and, for the first time in the history of Spanish commercial television, is **leader also in the 24-hours** with a share of **22.1%.**

CONSOLIDATED FINANCIAL HIGHLIGHTS

The following results give a brief overview of the Group's performance in 2004:

- **Consolidated net revenues** rose by **12.1%** to **€3,441.6 million**, compared with the €3,070.0 million of the previous year.

- **Operating profit (EBIT)** came to **€1,034.2 million**, an increase of 33.0%, net of amortisation and depreciations of €940.2 million (€1,011.1 million in 2003). Operating profit as a proportion of total consolidated revenues **(operating profitability)** saw a significant rise to **30.0%** from 25.3% in 2003.

- **Pre-tax profit** and third party interests showed **an increase of 35.8%** reaching **€675.1 million** compared with the €497.1 million of last year.

- **Net profit grew by 35,3%** from the €369.7 million of 2003 to **€500.2 million** for 2004.

- The Group's **consolidated net financial position** went from -€199,3 million at 31 December 2003 to **+€62.0 million** at 31 December 2004.
  In 2004 the Group's characteristic **cash generation**, net of equity investments and dividend payouts, showed a marked increase (**€710.5 million** compared with €420.9 million for the same period of the previous year) split between the figure

for **Italy** of **€468.3 million** (€282.9 million in 2003) and that for **Spain** of **€242.2 million** (€138.0 million in 2003).

Italia

- the **consolidated net revenues** of the Group's activities in Italy in 2004 recorded **an increase of 9.3%** compared with the previous year, rising from €2,424.9 million to **€2,649.4 million**.

- **total television costs** (operating costs + amortisation and depreciations), including the costs related to digital terrestrial TV, went from the €1,774.8 million of 2003 to **€1,861.1 million** for 2004.
  In particular, total costs (operating costs + amortisation and depreciations) showed only a marginal increase for the period of 1.2% on the previous year.

- **operating profit (EBIT)** grew by 21.3% to **€788.3 million**, compared with the €650.1 million of 2003.

- **pre-tax profit grew by 35.4%**, from the €547.3 million of 2003 to **€740.9 million**.

- **Net profit** totalled **€435.9 million** compared with €349.2 million for 2003, an increase of 24.8%.

Spain

- in 2004 the **consolidated net revenues** generated by the Telecinco Group came to **€793,4 million**, **an increase of 22.8%**, compared with the previous year.

- the **total costs** of the Telecinco Group (operating costs + amortisation and depreciations), went from €475.3 million in 2003 to €499.4 for 2004, an increase of 5.1%. Net of non-recurring costs sustained mainly in the first half during the stock exchange listing, total costs were essentially unchanged compared with the previous year.

- **operating profit (EBIT)** rose from the €170.7 million of 2003 to €294.0 million for 2004, an increase of 72.2%.

- **pre-tax profit** for the period came to **€301.9 million,** compared with the €171.0 million of the previous year.



- **Net profit** rose from the €122.6 million of 2003 to **€215.9 million** for 2004, an increase of 76.1%.

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2004 with a **net profit of €401.9 million**, compared with the €175.1 million of 2003, after amortisation and depreciations for €64.7 million.

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 27, a **dividend of €0.38 per share (+65%)**.
The dividend will be payable from 26 May 2005, with coupons available from 23 May 2003 (Coupon N°. 9).

FORECAST FOR THE YEAR

Over the full year, in the absence of precise indications regarding trends in the advertising market in 2005, the Group aims to maintain its efficiency objectives, both in terms of television costs and in investments in rights, and to safeguard the high level of operating profitability achieved in 2004.

Italy

- Revenues: the first two months of the year show an increase in advertising sales greater than expected, which was based on comparisons with the excellent performance of the first two months of last year and one day less in the calendar, 2004 being a leap year. Confirming this positive trend, Publitalia's a**dvertising sales** for Mediaset channels in the first two months of the year show an **increase of 2.0%**.

- Ratings: in the first part of the guarantee period (30 January – 12 March) Mediaset's channels confirmed their undisputed leadership in the **commercial target** (15-64 years) both in the **early evening slot (49.1%)** and over the **24 hours (46.5%)**.

Spain

- Revenues: Publiespana's advertising sales for Telecinco in the first two months show sustained growth.

- Ratings: also in the initial part of 2005 Telecinco maintained its leadership in all of the time bands with a 22.3% share in the 24 hours and 23.4% in prime time.

CORPORATE GOVERNANCE

At its meeting on 22 March 2005, the Board of Directors of Mediaset modified the company's Code of Practice in view of the statute adopted by the AGM of 27 April 2004 and in line with the provisions of the Company Law Reform. Mediaset's Code of Practice will be made available to the public together with the Annual Report for the year ended 31 December 2004, to be put to the Annual General Meeting of the Shareholders for approval on 27 April 2005 as part of the following agenda:

1. Annual Report for the year ended 31 December 2004; Management Report, Report of the Statutory Auditors, resulting deliberations;
2. Authorisation for the Board of directors to effect share buy backs and utilise company shares, resulting deliberations;
3. Appointment of external auditors for the auditing of the consolidated accounts, as well as the Group's quarterly and interim reports for the years 2005, 2006 and 2007.
4. Nomination of the Board of Statutory Auditors and its Chairman, and determination of remuneration.

SHARE BUY BACKS

The Board of Directors of Mediaset will ask the forthcoming AGM to renew authorisation to effect share buy back in order to pursue, in the interest of the company, aims foreseen by relevant regulations, including:

a) the availability of shares to be sold to employees of the company, its subsidiary and holding, as part of the Stock Option Plan for 2000-2002 and 2003-2005;
b) successive buy back operations, and subsequent utilisation, for liquidity, coverage or arbitrage purposes.

The proposal foresees the attribution to the Board of Directors of the power to buy, also through options trading or financial instruments and derivatives of Mediaset stock, up to a maximum of 70,000,000 and, in any case, within the legal limit, of ordinary company shares with a nominal value of €0.52 each (equal to 5.92% of the company's share capital), in one or more operations, up until the approval of the Company's Annual Report for the year ended 31 December 2005, and, in any case, for a period of not more than 18 months from the date of Shareholders' approval. The above sum is guaranteed by existing reserves deriving from the last approved balance sheet.

Buy back operations will follow the following procedure:

i) buy backs destined to facilitate the Stock Option Plans for 200/2002 and 2003/2005, as approved by the Shareholders on 20 April 2000 and 16 April 2003

respectively, must be made on the listing Stock Exchange at a price that is not greater than the reference price of the stock on the day prior to each single operation and not less than 20% less than the price recorded by the stock on the day prior to each single operation.

ii) any other eventual buy backs must be made on the listing stock exchange at a price not greater than 20% above or below the reference price of the stock on the day before any such operation.

Given that the company currently holds 1,422,145 shares in its portfolio, the new authorisation would give the Board of Directors the possibility of buying an additional 68,577,855 ordinary shares.

The Shareholders will also be asked to authorise, as per Art: 2357 ter of the Civil Code, the utilisation of the shares bought or in the company's portfolio.

THE ADOPTION OF NEW INTERNATIONAL ACCOUNTING PRINCIPLES IAS/IFRS

As per the Consob Communication N° DME/5015175 of 10 March 2005 regarding the implementation of accounting systems and procedures for the application of IAS/IFRS accounting principles, notice is given that changes to the information systems and extra-accounting procedures in support of the adoption of such principles in the preparation of the consolidated accounts as from 1 January 2005 are proceeding in line with the timing and in the manner planned.

To date, the definitive quantification is being completed of the adjustments to consolidated assets on the date of transition (1 January 2004) and re-calculations are underway to determine the consolidated economic and assets situation at 31 December 2004 and the interim statements for purely comparative purposes.

As regards the terms of the consultation document, "International accounting Principles: periodic reporting, soliciting/listing prospects, definition of the notion of co-related parts" issued by Consob on 17 February and in conformity with the recommendations of the CESR (Committee of European Securities Regulators) published on 30 December 2003 and containing the guidelines for listed companies in the EU and concerning the transition to ISAS/IFRS, it is the intention of the Mediaset Group to adopt the new international accounting principles starting with the consolidated first quarter report to 31 March 2005.

To this end, the auditing firm Deloitte & Touche S.p.A. has been especially commissioned to verify the figures resulting from the transition, an operation that is currently underway.

The effects of the first application of the IAS/IFRS principles will be approved by the Board of Directors when it meets to approve the report for the first quarter on 10 May 2005.

From a preliminary and not exhaustive assessment. The principal effect on the Mediaset Group's consolidated income statement, at the operating profit level, deriving from the adoption of the new principles, will concern the amortisation of goodwill, the residual value of which will no longer be subject to the systematic amortisation process but the residual value of which will be subject to an annual check, known as an impairment test.

Cologno Monzese, 22 March 2005

Direzione Comunicazione e Rapporti con i Media
Tel. +39 0225149579
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.gruppomediaset.it

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.gruppomediaset.it/investorcenter



Highlights from the consolidated income statement (*)

In €m

	2004	2003
Revenues from sales and services	3,389.5	3,029.3
Other revenues and income	52.1	40.7
Total consolidated net revenues	**3,441.6**	**3,070.0**
Labour costs	402.4	379.5
Procurement, services and other costs	1,064.8	901.8
Operating costs	**1,467.2**	**1,281.3**
Gross operating profit	**1,974.4**	**1,788.7**
Amortisation and depreciations	892.4	967.9
Operating profit before amortisation of *goodwill of Telecinco*	**1,082.0**	**820.8**
Amortisation of goodwill Telecinco	47.8	43.2
Operating profit	**1,034.2**	**777.6**
Financial income /(charges)	27.2	(6.2)
Income/(charges) from investments	(67.2)	(84.3)
Profit before extraordinary items	**994.2**	**687.1**
Extraordinary income/(charges)	0.6	(12.0)
Pre-tax profit	**994.8**	**675.1**
Income taxes	(390.8)	(246.5)
Profit for the period	**604.0**	**428.6**
Minority interest (profit)/loss	(103.8)	(58.9)
Profit for the Mediaset Group	**500.2**	**369.7**

Highlights from the consolidated balance sheet

In €m

	31/12/2004	31/12/2003
Television rights	1,985.6	1,923.6
Other tangible/intangible assets	654.8	563.1
Difference from the consolidation of Telecinco	330.5	300.3
Financial assets	140.9	136.0
Net working capital & other assets/liabilities	(14.7)	215.7
Severance indemnity reserve	(113.9)	(106.9)
Net invested capital	**2,983.2**	**3,031.8**
Net financial position	**62.0**	**(199.3)**
Shareholders' equity and minority interest	**3,045.2**	**2,832.5**


INVESTOR DAY
MEDIASET
2004 Full Year Results
Milan, 23rd March 2004


GROUP
MEDIASET
Fedele Confalonieri
Chairman

MEDIASET GROUP | Consolidated Results

(€ml.)	2003	2004	Δ %
Net Consolidated Revenues	3,070.0	3,441.6	+12.1%
EBIT	777.6	1,034.2	+32.9%
NET PROFIT after Minorities	369.7	500.2	+35.3%
Dividend per Share (€)	0.23	0.38	+65.2%

MEDIASET GROUP | Shareholdings at 31/12/2004



Mediaset Shareholdings
(Estimates at 31/12/ 2004)
Retail Italy
5.3% (ca. 250.000)
Fininvest
50.8%
MARKET
43.9%
Geografical Breakdown
(Estimates at 31/12/ 2004)
Germany
9.6%
Others
8.2%
France
7.5%
UK
16.7%
ITALY
22.9%
Usa
35.1%

12g3-2(b)


Broadcasting
MEDIASET
Pier Silvio Berlusconi
Vice-Chairman and Head of Broadcasting

MEDIASET: Audience Share Performance



Broadcasting
MEDIASET

MEDIASET 2004 | Audience in line with All-time highs

24 Hours audience in line with the latest 3 years, the best in Mediaset history: **43.0%**

-  : 1st channel in Day Time: **22.5%**
-  : 3rd channel in the latest 3 years: **11.2%**
-  : Record audience in Prime Time since 1995: **8.9%**

Source: Auditel (Individuals)

MEDIASET 2002-2005 | "Audience Guaranteed Period"

Commercial Target (15-64 Years), 24 Hours


45.8%
44.6%
47.2%
44.6%
46.4%
43.7%
46.5%
MEDIASET
43.3%
43.5%
41.3%
43.6%
40.8%
41.9%
38.4%
Rai
S'02
A'02
S'03
A'03
S'04
A'04
S'05(*)

A: Autumn
S: Spring

Source: Auditel (*) From 30/01/2005 to 12/03/2005

MEDIASET 2004 | Channel Ranking (24 Hours)

15-64 yrs		15-24 yrs		25-34 yrs		35-44 yrs	
CANALE 5	**24.1**	**CANALE 5**	**27.9**	**CANALE 5**	**27.0**	**CANALE 5**	**24.6**
RAI I	20.5	**ITALIA I**	**21.7**	RAI I	16.7	RAI I	17.9
ITALIA I	**12.8**	RAI I	14.5	**ITALIA I**	**15.6**	**ITALIA I**	**14.8**
RAI 2	12.3	RAI 2	10.1	RAI 2	12.1	RAI 2	12.9
RAI 3	8.6	RAI 3	5.3	RAI 3	7.3	RAI 3	7.5
RETE 4	**7.7**	**RETE 4**	**5.1**	**RETE 4**	**6.5**	**RETE 4**	**7.1**

45-54 yrs		55-64 yrs		64+ yrs		4-14 yrs	
CANALE 5	**23.0**	RAI I	26.8	RAI I	31.1	**ITALIA I**	**27.7**
RAI I	22.5	**CANALE 5**	**20.6**	**CANALE 5**	**19.4**	**CANALE 5**	**19.6**
RAI 2	**12.9**	RAI 2	12.6	**RETE 4**	**13.2**	RAI I	14.2
ITALIA I	10.4	RAI 3	11.5	RAI 2	11.9	RAI 2	12.5
RAI 3	9.4	**RETE 4**	**9.7**	RAI 3	11.0	RAI 3	5.7
RETE 4	**8.3**	**ITALIA I**	**6.6**	**ITALIA I**	**4.4**	**RETE 4**	**4.3**

Source: Auditel


MEDIASET 2005 | First Hints of PRIME TIME Audience
Up until 12/03/2005
INDIVIDUALS
Rai
43.8%
MEDIASET
44.0%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.3%
MEDIASET
45.9%
Source: Auditel
Broadcasting
MEDIASET
| 10 |

MEDIASET 2005 | First Hints of PRIME TIME Audience

"Audience Guaranteed Period" from 30/11/2005 to 12/03/2005


INDIVIDUALS
Rai
41.1%
MEDIASET
46.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
38.3%
MEDIASET
49.1%

Source: Auditel

MEDIASET: TV Operation Profitability

MEDIASET 2001-2004 | Total TV Costs Trend


Growth vs Previous Year
8.3%
0.7%
1.1%
1.2%
+1.0% CAGR
2004 vs. 2001
2001
2002
2003
2004

(*): Total TV Costs = Personnel Costs + TV Operating Costs + TV Rights D&A


Broadcasting
MEDIASET

MEDIASET 2001-2004 | Operating Leverage (Index 100)

TV Advertising Revenues

	2001	2002	2003	2004
TV Advertising Revenues	100	100.7	106.6	116.3
Total TV Costs	100	100	101.8	103.1

Total TV Costs

+9.1%
2004 vs 2003

+1.2%
2004 vs 2003

MEDIASET 2001-2004 | Operating Leverage (Index 100)

TV Operating Profit
100
96.1
112.2
143.8
+28.4%
2004 vs 2003
Profitability
26.1%
25.2%
28.0%
33.0%
2001
2002
2003
2004

MEDIASET: Diversification Activities


Broadcasting
MEDIASET

MEDIASET | Diversification Activities



Telco Revenues
Content Extension
Teleshopping
MEDIASET
- Core Business -
Content providing
Merchandising
Internet
Teletext

MEDIASET 2002-2004 | Total Revenues from Diversification


46.2
62.6
101.9
+35.5%
+62.8%
2002
2003
2004

MEDIASET CENTRAL POSITIONING IN THE CONTENT MARKET

New TV Content Market in Italy

- FTA Analog TV:    
MEDIASET
Rai
- Satellite TV : SKY
- Cable: FASTWEB
- ADSL: Alice, tiscali, FASTWEB, WIND
- UMTS:   
3
TIM
Vivere senza confini
vodafone

TV Strength in Italy


1999-2004: Total Audience (24 Hours)
8.630
8.848
8.915
9.095
9.140
9.284
224
234
TV Consumption (minutes per day)
1999
2000
2001
2002
2003
2004

Source: Auditel (24 hours, average minute)




MEDIASET

Leadership of FTA TV in Italy

	% of people
Generalist TV Viewers	98.6 %
Satellite TV Viewers	16.0 %
Internet Users	28.8 %

"LA TELEVISIONE GENERALISTA SI CONFERMA L'UNICO MEZZO IN GRADO DI PARLARE A TUTTI GLI ITALIANI"

Rapporto Censis, January 2005

Source: Rapporto Censis, January 2005

Innovation of Generalist TV in Italy


N° of PRIME-TIMEs with New Productions (*)
February 2005 (28 days)
29
42
Rai
MEDIASET

(*) Fiction and Entertainment



MEDIASET 2004 | More Unique Content


24 Hours
Production (*) vs. Library
51%
34%
2000
2004
Production
Library

(*) Entertainment, Fiction, News

MEDIASET 2005 | Programming Schedule Guidelines

- More Productions
- More News and Information Programs
- More Live Programs

.. for an ever increasing TV "appeal"

Mediaset stronger in competing against other platforms

Mediaset more efficient and therefore more profitable


MEDIASET

CANALE 5| Prime Time Profit Contribution Analysis
(Champions League, Index 100)

	COSTS	GRP's
Champions League	100	100
Movies	60	115
Fiction	46	120
Entertainment	29	140



CANALE 5| A sample week in Springtime: 2004 vs 2005

Prime Time

2004


Fiction
Movie
Fiction
Movie
Champions League
Entertainment
Entertainment
Entertainment
Sunday
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday

2005


Entertainment
Movie
Fiction
Entertain.
Champions League
Entertainment
Entertainment
Entertainment
Sunday
Monday
Tuesday
Wednesday
Thursday
Friday
Saturday



MEDIASET: DTT Opportunity

MEDIASET | DTT is launched on the TV market

- FTA Analog TV:
- Satellite TV :
- Cable:
- ADSL:
- UMTS:


MEDIASET
Rai
SKY
FASTWEB
Alice
tiscali
FASTWEB
WIND
TIM
vodafone

- DIGITAL TERRESTRIAL TV


MEDIASET
Rai
TELECOM
D-Free

MEDIASET | First Mover on DTT

MEDIASET 6 RECORDS

- First to develop a Digital Terrestrial Network in only 9 months
- First to include Interactivity in TV Programs
- First to test Interactive and Enhanced Spots
- First to host 3rd -party content providers on its Multiplex
- First to launch a Free-to-Air channel for Kids 
BOING

- **First to launch PPV Offer**

MEDIASET | First Pre-paid card Offer on TV

BENEFITS FOR VIEWERS

- No dish required
- No Subscription
- "Pay for what you watch"

BENEFITS FOR MEDIASET

- Focused Investments
- Defensive Move
- Driver for DTT Penetration
- Additional Revenues



MEDIASET | The Big "Serie A", until 2007





















Juventus Milan Inter Roma Sampdoria Atalanta Messina Livorno Siena

79.5% of Italian Football Supporters

From 2007, Pre-emption Rights on:

DTT, Satellite, Cable e ADSL

Total Investment:
Less then 1% of Mediaset MARKET CAP

Source: Mediaset, Eurisko, Sinottica 2004-1, Makno 2004; Nielsen, Monitor Calcio 2003-2004


MEDIASET
PREMIUM
MEDIASET PREMIUM


Advertising
MEDIASET
Giuliano Adreani
CEO

MEDIASET | Advertising Market Revenues


100
111
124
142
137
132
134
144
1997
1998
1999
2000
2001
2002
2003
2004

(Basis 100 – homogeneous media basis)



MEDIASET | Publitalia Advertising Revenues


9.1%
2,630.4
2,869.1
(€ml.)
2003
2004


Advertising
MEDIASET
| 36 |

MEDIASET | 9M vs 4Q Advertising Revenues


+8.7%
+10.1%
ADV
mkt
MEDIASET
9 Months
+4.3%
+6.8%
ADV
mkt
MEDIASET
4Q

MEDIASET | 2004 Italian TV Advertising Market

Growth 2004 vs 2000



TOTAL ADV MARKET
+2.4%
MEDIASET
+17.4%
- 3.3%
Rai
- 10.0%
PRESS

Source: Adex Nielsen Estimates On an Homogeneous basis excluding ALL MUSIC and CNR



Advertising
MEDIASET

MEDIASET | Advertising by Sector

	2004 (ml€)	2004 vs 2003
MEDIA & PUBLISHING	259	+26.7%
TELECOM	290	+25.9%
AUTOMOTIVE	295	+19.2%
FINANCE/INSURANCE	88	+13.5%
NON FOOD	441	+5.4%
FOOD	813	-5.5%


Advertising
MEDIASET

MEDIASET | 2004 Breakdown by Sectors



Finance
Media & publishing
TLC
Automotive
Non Food
Food
Others Sectors
3.0%
7.3%
8.4%
9.6%
16.4%
32.0%
23.3%
3.1%
9.0%
10.1%
10.3%
15.4%
28.3%
23.8%
2002
2004

MEDIASET | New Clients Acquisition Policy

Active Clients		New Clients in 2004	
2003	1,069	New Clients	291
2004	1,104	Revenues	88.9 ml €

PUBLITALIA: First Hints on 2005

PUBLITALIA | First Hints on 2005


ADVERTISING REVENUES
(January / February)
+7.7%
+2.0%
427.9
460.8
470.0
(€ml.)
2003
2004
2005

MEDIASET | Advertising by Sector (January / February)

	2005 (ml€)	2005 vs 2004
RETAIL	5	+98.5%
TELECOM	45	+11.2%
MEDIA & PUBLISHING	58	+6.3%
AUTOMOTIVE	66	+3.4%

TELECINCO

SPANISH ADVERTISING

TELECINCO | 2004 Spanish Advertising Market

Growth 2004 vs 2003


TOTAL ADV. MARKET
+10.4%
TV
+15.0%
MAGAZINES
+10.5%
RADIO
+6.3%
PRESS
+5.9%

Source: InfoAdex, "Conventional Media" (Publishing, radio, TV, Outdoor, Internet, cinema)


Advertising
MEDIASET

TELECINCO | Publiespana Advertising Revenues



(ml)
644.8
579.0
567.4
633.7
762.7
2000
2001
2002
2003
2004



Advertising
MEDIASET


Financials
MEDIASET
Marco Giordani
CFO

MEDIASET GROUP | Consolidated Results

(€ml.)	2003	2004	Δ %
Net Consolidated Revenues	**3,070.0**	**3,441.6**	**+12.1%**
Operating Costs	(1,281.3)	(1,467.2)	
EBITDA	**1,788.7**	**1,974.4**	
Amortisation & Depreciation	(967.9)	(892.4)	
EBIT pre Goodwill Amortisation	**820.8**	**1,082.0**	
Tele5 Goodwill Amortisation	(43.2)	(47.8)	
EBIT	**777.6**	**1,034.2**	**+33.0%**
Pre-Tax Profit and Minorities	**675.1**	**994.8**	
NET PROFIT after Minorities	**369.7**	**500.2**	**+35.3%**



MEDIASET GROUP | Consolidated Results

(€ml.)	2004 Consolidated	2004 Mediaset	2004 Telecinco	Consolidation Effects
Net Consolidated Revenues	**3,441.6**	**2,649.4**	**793.4**	(1.2)
EBITDA	**1,974.4**	**1,513.0**	**461.6**	0.0
margin	*57.4%*	*57.1%*	*58.2%*	
EBIT	**1,034.2**	**788.3**	**294.0**	(47.8)
margin	*30%*	*29.8%*	*37.1%*	
Net Profit	**500.2**	**435.9**	**112.3***	(47.8)

(*): excluding Minorities

MEDIASET

ITALIAN BUSINESS FINANCIALS

MEDIASET ITALIAN BUSINESS | P&L Results

(€ml.)	2003	2004	Δ %
Net Consolidated Revenues	**2,424.9**	**2,649.4**	**+9.3%**
Operating Costs	1,001.3	1,136.4	
EBITDA	**1,423.6**	**1,513.0**	
Rights Amortisation	(657.2)	(598.1)	
EBITDA Adj.	**766.4**	**914.9**	**+46.8%**
Other Amortisation & Depreciation	(116.3)	(126.6)	
EBIT	**650.1**	**788.3**	**+21.3%**
Pre-Tax Profit	**547.3**	**740.9**	**+35.4%**
NET PROFIT	**349.2**	**435.9**	**+24.8%**

MEDIASET ITALIAN BUSINESS | Operations Breakdown

(€ml.)	Total Net Revenues	EBIT	EBIT margin
TV Operations	**2,541.8**	**839.7**	**33.0%**
OTHER Operations	**91.3**	**3.7**	**4.1%**
DTT Operations	**16.3**	**-55.3**	**n.c.**
	2,649.4	788.3	29.8%

MEDIASET ITALIAN BUSINESS | TV Operations

(€ml.)	2003	2004	Δ %
Total Net TV Revenues	**2335.5**	**2541.8**	**+8.8%**
TV Advertising Revenues	2630.4	2869.1	
Other TV Revenues	94.7	99.1	
OW: *Sale of Rights*	*32.2*	*21.9*	
Commissions	(389.6)	(426.4)	
Total TV Costs	**(1681.5)**	**(1702.2)**	**+1.2%**
Personnel	(298.6)	(302.2)	
TV Operating Costs	(630.9)	(720.6)	
TV Rights Amortisations	(657.2)	(598.2)	
Other Amortisation & Depreciation	(94.8)	(81.2)	
EBIT from TV Operations	**654.0**	**839.7**	**+28.4%**
margin	*28.0%*	*33.0%*	


Financials
MEDIASET

12g3-2(b)

MEDIASET ITALIAN BUSINESS | Other Operations

(€ml.)	2003	2004	Δ %
Total Other Revenues	**89.4**	**91.3**	+ 2.1%
Thematic Channels	24.6	30.7	
Teletext	4.7	5.5	
Internet	12.2	14.1	
Other Non-TV Revenues	47.9	30.9	
Total Other Costs	**(80.5)**	**(87.6)**	**+8.8%**
Personnel	(13.6)	(22.1)	
Multimedia Operating Costs	(23.0)	(27.0)	
Non-TV Operating Cost	(29.5)	(24.6)	
Amortisations & Depreciations	(14.4)	(13.9)	
EBIT from Other Operations	**8.9**	**3.7**	**-58.0%**
margin	*10.0%*	*4.1%*	





MEDIASET ITALIAN BUSINESS | DTT Operations

(€ml.)	2003	2004	Multichannel	PPV	Others
Total DTT Revenues	-	**16.3**	**0.0**	**0.0**	**16.3**
Total DTT Costs	**(12.6)**	**(71.5)**	**(0.09)**	**(18.8)**	**(52.7)**
Personnel	(2.4)	(7.6)	(0.04)	(0.0)	(7.6)
DTT Operating Costs	(3.3)	(32.4)	(0.04)	(0.2)	(32.0)
Amortisations & Depreciations	(7.0)	(31.5)	(0.02)	(18.5)	(13.0)
EBIT from DTT Operations	**(12.6)**	**(55.3)**	**(0.1)**	**(18.8)**	**(36.4)**

MEDIASET ITALIAN BUSINESS | Non Operating Items

(€ml.)	2003	2004
Total Associates	**(82.0)**	**(67.7)**
ALBACOM (19.5% stake)	(79.8)	(66.5)
OTHERS	(2.2)	(1.2)
Net Financial Income/(Charges)	**(11.0)**	**21.7**
Tele5 TRS Income	-	20.1
Other Financial Income/(Charges)	(11.0)	1.6
Total Extraordinary Items	**(9.8)**	**(1.4)**
PRE TAX PROFIT	**547.3**	**740.9**
Taxes	**(198.1)**	**(304.9)**
Tax rate	*36.2%*	*41.2%*
NET PROFIT	**349.2**	**435.9**

MEDIASET ITALIAN BUSINESS | Investments


671.9 ml€
56.9
46.2
4.1
564.7
2003
850.0 ml€
185.6
33.9
563.4
67.1
2004
TV Rights
Sport
DTT
Technical & Immaterial

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(€ml.)	2003	2004
Net Financial Position 1/1	**(170.8)**	**(451.4)**
Free Cash Flow from Core Activities	282.9	468.3
- Cash Flow from Operations	1,216.0	1,334.8
- Investments	(671.9)	(850.0)
- Disinvestments	0.6	1.4
- Change in Net Working Capital (CNWC)	(261.8)	(17.9)
Equity (Investments)/Disinvest.	(327.4)	(82.9)
Cashed-in Dividends from Tele5	11.3	155.0
Free Cash Flow	**(33.2)**	**540.4**
Dividends	(247.4)	(271.3)
Total Net Cash Flow	**(280.6)**	**269.1**
Net Financial Position 31/12	**(451.4)**	**(182.3)**
Consolidated Net Financial Position 31/12	**(199.3)**	**62.0**

MEDIASET | Use of Cash: FCF vs Dividends
(FCF from Core Activities)



FCF
Dividend
370,5
216,2
255
283,2
123,9
247,8
219,8
247,4
282,9
271,3
468,3
448,9
1999
2000
2001
2002
2003
2004
2005



Financials
MEDIASET
| 60 |

MEDIASET GROUP | Leading Indicators

(€ml.)	1999	2000	2001	2002	2003	2004
Ebit Margin (ROS)* (%)	28.1%	30.8%	26.1%	25.2%	28.0%	33.0%
Net Profit (€ml.)	339.2	423.5	248.4	362.0	369.7	500.2
Free Cash Flow** (€ml.)	370.5	255.0	123.9	219.8	282.9	468.3
Earnings per Share (€)	0.29	0.36	0.21	0.31	0.31	0.42
Distributed Dividend (€ml.)	216.2	283.2	247.8	247.4	271.7	448.9 ***
Pay-out Ratio (%)	64%	67%	67%****	68%	74%	89.7%

(*): Italian TV Operations
(**) Italian Business, excluding Associates Investments and Tele5 Dividend
(***): to be approved by AGM, 27th April 2005
(****): excluding Kirch Media extraordinary provisions

MEDIASET

MEDIASET GROUP | Back up Slides

MEDIASET GROUP | Consolidated Results

(€ml.)	2004 Consolidated	2004 Mediaset	2004M Telecinco	Consolidation Effects
Net Consolidated Revenues	**3,441.6**	**2,649.4**	**793.4**	**-1.2**
Operating Costs	(1,467.2)	(1,136.4)	(331.8)	**-1.2**
EBITDA	**1,974.4**	**1,513.0**	**461.6**	-
Amortisation & Depreciation	(892.4)	(724.7)	(167.6)	-
EBIT pre Goodwill Amortisation	1,082.0	788.3	294.0	-
Tele5 Goodwill Amortisation	(47.8)	-	-	(47.8)
EBIT	**1,034.2**	**788.3**	**294.0**	**(47.8)**
Pre-Tax Profit	**994.8**	**740.9**	**301.9**	**(47.8)**
NET PROFIT	**500.2**	**435.9**	**215.9**	**(151.6)***

(*): Tele5 minorities and Goodwill Amortisation

MEDIASET GROUP | Consolidated Cash Flow

(€ml.)	2003	2004
Net Financial Position 1/1	**(170.8)**	**(199.3)**
Free Cash Flow	**420.9**	**710.5**
- Cash Flow from Operations	1,537.6	1,614.3
- Investments	(825.7)	(1005.3)
- Disinvestments	13.7	5.5
- Change in Net Working Capital	(304.7)	96.0
Change in Consolidation Area	**(133.7)**	**-**
Equity (investments)/Disinvest.	**(51.4)**	**(82.9)**
Dividends (paid and received)	**(264.3)**	**(366.3)**
Total Net Cash Flow	**(28.5)**	**261.3**
Net Financial Position 31/12	**(199.3)**	**62.0**




MEDIASET

MEDIASET ITALIAN BUSINESS | Back up Slides

MEDIASET ITALIAN BUSINESS | Revenues Breakdown

(€ml.)	2003	2004
Total Net TV Revenues	**2,335.5**	**2,541.8**
TV Advertising Revenues	2,630.4	2,869.1
Other TV Revenues o/w:	94.7	99.1
-Sales of Rights	*32.2*	*21.9*
Commissions	(389.6)	(426.4)
Total Net Multimedia Revenues	**41.5**	**60.4**
Non–TV Revenues	**47.9**	**30.9**
DTT Revenues	**-**	**16.3**
Total Net Revenues	**2,424.9**	**2,649.4**

MEDIASET ITALIAN BUSINESS | Operating Costs Breakdown

(€ml.)	2003	2004
Personnel Costs	**(314.6)**	**(331.8)**
TV Operating Costs	**(630.9)**	**(720.6)**
Commercial Costs	(90.9)	(99.2)
In-house Production	(436.6)	(519.6)
Transmission Costs	(35.8)	(27.1)
Overheads	(67.6)	(74.7)
Multimedia Operating Costs	**(23.0)**	**(27.0)**
Non–TV Operating Costs	**(29.5)**	**(24.6)**
DTT Operating Costs	**(3.3)**	**(32.4)**
Total Operating Costs	**(1,001.3)**	**(1,136.4)**




TELECINCO

MEDIASET SPANISH BUSINESS | Back up Slides

TELECINCO | P&L Results

(€ml.) ITALIAN GAAP	2003	2004
Total Net Revenues	**646.0**	**793.4**
Total TV Costs	**(475.3)**	**(499.4)**
Personnel	(64.9)	(70.6)
Other Operating Costs	(216.0)	(261.2)
TV Rights Amortisation	(178.1)	(157.4)
Other Amortisation & Depreciation	(16.3)	(10.2)
EBIT	**170.7**	**294.0**
Pre-tax Profit	**171.0**	**301.9**
Net Profit	**122.6**	**215.9**



TELECINCO | TV Revenues Breakdown

(€ml.) ITALIAN GAAP	2003	2004
Net TV Advertising Revenues	**580.7**	**793.4**
Gross TV Advertising Revenues	633.5	765.6
Agency Commissions	(52.8)	(48.3)
Other Net Revenues	**65.3**	**76.1**
Total Net Revenues	**646.0**	**793.4**

TELECINCO | TV Operating Costs Breakdown

(€ml.) ITALIAN GAAP	2003	2004
Personnel Costs	**(64.9)**	**(70.6)**
Other Operating Costs	**(216.0)**	**(261.2)**
Commercial Costs	(8.4)	(8.3)
In-house Production	(149.2)	(173.8)
Transmission Costs	(17.4)	(18.1)
Overheads	(41.0)	(61.0)
Total Operating Costs	**(280.9)**	**(331.8)**





TELECINCO | Non Operating Items

(€ml.) ITALIAN GAAP	2003	2004
Total Associates	**(2.3)**	**0.5**
Net Financial Income/(Charges)	**4.8**	**5.4**
Total Extraordinary Items	**(2.2)**	**2.0**

TELECINCO | Cash Flow Statement

(€ml.) ITALIAN GAAP	2003	2004
Net Financial Position 1/1	**142.3**	**252.1**
Free Cash Flow	**138.0**	**242.2**
Cash Flow from Operations	321.6	409.5
Investments	(153.8)	(155.3)
Disinvestments	13.1	4.1
Change in Net Working Capital (CNWC)	(42.9)	(16.1)
Equity (Investments)/Disinvest.	**-**	**-**
Dividends	**(28.2)**	**(250.0)**
Total Net Cash Flow	**109.8**	**(7.8)**
Net Financial Position 31/12	**252.1**	**244.3**



TELECINCO | Investments


153.8 ml€
ITALIAN GAAP
155.3 ml.€
16.9
136.9
2003
10.0
145.3
2004
TV Rights
Tangible & Intangible Fixed Assets


MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: [illegible]
WebSite: www.gruppomediaset.it

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.




MEDIASET